Filed by Omnichannel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: August 27, 2021

Absolute Return Podcast

#169: Leadership Chat: Kin CEO Sean Harper and Omnichannel Acquisition CEO Matt Higgins

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.Com.

Julian Klymochko: All right, welcoming Sean and Matt to the podcast today, talking about Kin and Omnichannel. Recently announced a merger and going public transaction. Sean, I wanted to kick things off, getting into the background of the company. You’ve co-founded Kin Insurance in 2016, before that, you had stints at Groupon, Boston Consulting Group, a couple entrepreneurial ventures. Ultimately, what did you see as the opportunity when founding Kin?

Sean Harper: So, I got hooked on financial services when I was working at BCG. And the thing I loved about it was, it’s actually software. Like, if you look inside of a bank or insurance company, they’re actually software companies, no physical thing that they’re giving you, right? So, it should all be done on a computer and you should get the efficiencies of it. And these companies should be amazing as software, but a lot of the times they’re not right. Like if you go and you walk around a big insurance company, you’ll actually run into a lot of brilliant people, actuaries, business people, whatever. And they’re all kind of pissed, because all the cool stuff they want to do. They can’t do it because they’re running on these horrible legacy software systems and they’re just buried under technical debt. And that’s something that I saw a lot firsthand at BCG when I was working with some of these big insurance companies, big banks, big credit card companies, et cetera.

And so, the first business that I started was a payment processing business. And that was more than ten years ago now. And the same deal, right? This is a virtual product that was basically sold door to door by physical salespeople at the time, right? This is in 2010. And this was before Square, before Stripe, before PayPal sort of had its resurgence. And I was like, man, I can do this better. So, my team and I, we had this company FeeFighters. We basically built something that’s very similar to Stripe as it was API driven, instant underwriting payments business. We sold it to Groupon, it was a good exit for us. I think in retrospect sold way too early, given all that basically came. And we did a payments product that was very similar to Square within Groupon.

So, I got to do that for three years and I kicked out, I was just looking to do it again. And I was looking for a large homogenous market. One that was inefficient from a cost perspective and one where there were new variables available for pricing and underwriting. And we took a year, right? Because we had just sold our company. We had some time to look around and we looked at everything. We looked at a lot of stuff in payments and lending. And eventually in insurance, we just found homeowners insurance meets those criteria really, really well. It’s a hundred-billion-dollar market just in the U.S. is growing, I couldn’t go away. Like if you own a house and you have a mortgage, you have to have homeowner’s insurance.

Julian Klymochko: Yeah.

Sean Harper: Incredibly inefficient from a cost perspective. This is a business where the cost of the product has doubled in the last twenty years. You can’t find another financial product like that. The cost of every other financial product is going down because it’s getting automated. So why is this the opposite? It doesn’t make any sense. And then finally, there’s a lot of new data available for pricing and underwriting. All you have to do is type your address and do a public search engine. You can see that, right. And that’s just the tip of the iceberg. So that’s what got us [Inaudible 00:03:12] And so far, it’s working, you know, more or less, we stuck to our original investment thesis and the customers love it. And we’re able to do this at really high quality at low costs. We’ve been growing really fast.

Michael Kesslering: And so, before we get into a little bit more about Kin. Matt, can you tell us a little bit about your background and the thesis behind Omnichannel Acquisition?

Matt Higgins: Yep, so I’m an operator at heart, in my DNA. I’ve had a bunch of different careers, starting in government and helped oversee the rebuilding of the World Trade Center, soon after 9/11, as the COO, and transitioned to sports, helped oversee two NFL teams. And my passion is supporting entrepreneurs, whether that’s helping build businesses from scratch or playing some role in the journey, particularly in consumer. My partner is Stephen Ross, the founder of Related, and we have a rather large consumer portfolio of great brands. And over time within that portfolio, we started focusing more and more on digitally fueled businesses, particularly direct to consumer. Probably have a hundred different investments across the gamut. And I took that expertise about what it takes to scale a DTC business and brought that to Harvard Business School where I co-teach the course on the subject called moving beyond a DTC.

So, I’m really passionate about digitally feel businesses. More so obviously now coming out of a pandemic where you had, you know, five plus years of e-commerce adoption compressed into eighteen months, which is just radically transforming all sorts of different businesses, the vision for the SPAC, a few different areas, but one in particular, there’s a McKinsey study that came out last November. Encourage everyone to go look it up. It’s called the Earning the Operator Premium. But what it identified is that there’s a cohort of SPACs where they’re operator led and they outperform, not just their cohort, but also the S&P within that sector. And they wanted to figure out why is that the case? And the reason fuel fold that they identified. One is, operators tend to stick to what they know, and they tend to diligence what they know.

And because they know the subject matter, they’re able to pull in experts and figure out, let me get to the bottom of it. And they tend to want to create value by sticking along for the ride from a governance standpoint. So really interesting study. And my vision was, why don’t I focus on the DTC sector, put together a team of amazing operators that no company could rent. These aren’t people that you hire for consultants. And I worked on it for quite a while, assembling what I call a team of consumer Avengers. You know, my partners like Gary Vaynerchuk. We own together Vayner Media, probably the largest social media, digital first company in the country, different founders. I like the founder of Boll& Branch, brand builders like Bobbi Brown who has been at it for thirty years, and public company experts like the former CEO of Pepsi, Al Carey.

So that was the vision. And then in terms of what I wanted to focus on is a digitally fueled business operating within a change resistant industry on a massive TAM looking to be disrupted with a great founder, great team, great management team that was open to what the value we can bring. Because, I would always see a common theme play out with DTC businesses when they’re looking to scale. Sometimes they’re born of like a growth hacker. Who’s got a great, you know conversion mechanism to figure out how to acquire customers. But when you try to build a brand, it gets a little bit harder. There are certain areas where I always feel like we get great value and that’s what we were looking for. We did a pretty extensive search. I looked at it. I encourage everyone listening right now, look at the S-4.

We outline it and a lot of detail about what we looked at, and we landed on Kin. I’ll just get to a couple of the reasons that I’m passionate about Kin. Homeowner’s insurance obviously is a massive TAM, but when you drill down into the numbers, which are in the pipe deck, the CAC to LTV ratio is 7.9. And in my experience at HBS and investing, you know, anything, 3 and over is great. Anything below that it’s kind of in trouble, you know, 2 or under you’re on the way to having an unsustainable business, 7.9 is unheard of. And what that told me is that this is how insurance should be sold. It’s the modern-day equivalent of having to go to like a strip mall, to buy an NFT, like selling a virtual product via, you know, a strip mall does not make any sense. And then when I started spending time with Sean, one of my first questions, what’s the average age of your customer. I’m sure everyone listening right now probably presumes early adopter millennial. You know, his answer was 57 years old. So that really struck me, you know, if we needed any more data, that this is how insurance should be sold. And we worked long and hard to arrive at a deal. And I couldn’t be more passionate about Kin.

Julian Klymochko: That is a great introduction into the business model. Sean, I did want to get into the weeds on how the company works? Kin is described as the only pure play direct to consumer digital insurer focused on the complex and growing $100 billion plus homeowner’s insurance market. Can you tell us about Kin value proposition?

Sean Harper: Yeah, of course. So, people choose Kin. They choose Kin for three reasons. They choose it because it’s easy and fast, and nobody wants to think about insurance, it’s the last thing you want to think about. So, you’ve got to be easy and fast. And also, because we have a low-cost structure, we’re affordable, so that’s the second reason. People choose Kin because they save money. The third reason why people choose Kin, and they don’t realize this is happening obviously, is that we’re really good at targeting customers specifically and marketing to them. Ones that we think will be good insurance customers and who are likely to convert. And this is a huge weapon because if you think about the way that traditional insurance companies sell, they sell via these agents. There’s like more agencies than there are fast food restaurants in the U.S. there’s a huge number of them.

And so, they do television ads and they appoint agents. And those agents usually don’t even work for the insurance company. These are freelancers, basically, they’re independent companies. And so, it’s a super un-targeted right? And so, all of this money is wasted on customers that the insurance company doesn’t even want. So, what we do is totally different. We actually we ingest all of this data proactively. We run it through pre underwrite, all of the customers within our geographies. And then we specifically sending out ads and bidding on the traffic and doing direct mail and buying clicks and buying leads, et cetera, et cetera, just to get exactly the right customers. So that’s why people choose Kin.

Julian Klymochko: And in terms of competitors, and when customers are choosing an insurance company, who are you worried about in the market? Who are you taking market share from?

Sean Harper: So, this is a huge market, right? And the reality is, even though we’re growing pretty fast, we’re growing very fast. We’ll do about a $100 million in premiums this year, and that’s in a $100 billion market. So, we’re just really tiny. And so, if you think about who we’re competing against, there are big legacy insurance companies that people have heard of like State Farm and Allstate are two really big property insurance companies. And then there’s a huge ecosystem of these smaller insurance companies. And some of them are big, but you’ve never heard of them before. They just don’t have a brand name and they sell mainly through these independent agents. You might know who your agent is, but you actually don’t normally know who the insurance company is. And so that’s really who we’re competing against. These are companies where our average competitor is 107 old. And these are the guys that we’re competing against. So, we think we have a better [Inaudible] because we’re direct to consumer, which saves us a lot of money. So, you don’t have to pay those agents, they’re expensive. They cost about 17% of the premium ongoing.

Julian Klymochko: Okay.

Sean Harper: You also keep our customers longer. We keep 92% of our customers from one year to the next. And homeowners is pretty sticky. So, the industry norm is like an 85% for homeowners, so we’re better than that. And it’s because that agent [Inaudible 00:11:13], and then they’re switching. And then third, because we can use the customer acquisition as a risk selection tool, kind of like what I was telling you about and specifically market to the customers that are a good match for the portfolio. So, we’re direct to consumer, we’re high-tech, you know, I told you about this, we have lots of people that can, who did amazing work at big insurance companies and were super bummed because they never saw the light of day, right?

Julian Klymochko: Right.

Sean Harper: So, like our head of data science is a great example of this, brilliant guy, worked for fifteen years at an insurance company, never got anything done. And so, my value prop to him was, hey, you can sit right next to the engineering team. And we have zero technical areas, much less technical than these companies have been around for a long time and they’ll just make what you tell them. And he’s like, yeah, rock and roll. This is great. So, those are two really big advantages we have over these legacy competitors. And, you know, it’s an industry I think has a lot of room for competition. So, if you think about sort of newish companies that are going after things near us, there are two other tech companies, there is one called Lemonade.

Julian Klymochko: Right.

Sean Harper: And they do renter’s insurance, and they’re trying to get into homeowners’ insurance now. And then there’s another one called Hippo and Hippo also does homeowners insurance. The biggest difference between us and Hippo is, that Hippo mainly sells through those legacy agents versus were direct to consumer business. But it’s a huge industry, right? Like I think there could be twenty companies like ours in this space, you know, let alone three just given how big it is. And frankly I’m surprised there isn’t and I think the best explanation for why there aren’t more tech companies going after this more startups is, it’s just a very hard industry to enter. There’s a lot of regulatory red tape, requires a lot of capital, requires a lot of industry specific know-how and it just hard to get started.

Julian Klymochko: So, when reaching your customer and your success thus far, are you telling me that customers generally don’t find value in that agent model? Or you can cut out enough of that cost premium that is just much more attractive with a lower cost model?

Sean Harper: Yeah, so we provide a better customer experience than the agents do.

Julian Klymochko: Oh, okay.

Sean Harper: And one thing, a lot of people don’t realize about Kin is, because homes are complicated, right? And it’s like most people’s biggest asset.

Julian Klymochko: Yeah.

Sean Harper: They do have questions. And so about fifteen percent of our customers will go all the way through the app through their online experience. And they’re just like, I know exactly what I want. Boom, boom, boom, boom, boom. And they’re good. But the other eighty-five, they actually interact with us some way or another. And you’ll see this, you should go check out the Kin online reviews. Because they’re really good. And you’ll see customers saying, I save money. You’ll see customers saying it was really easy. You know, I was able to buy it from my car after I put an offer in, on a home. And then you’ll also see people saying, I really love talking to Kate because she was so helpful and so knowledgeable and Kate is a Kin employee.

And so, unlike the traditional agents who are sort of outside companies, they’re like entrepreneurs who are running a business of their own out of the mall somewhere, ours are, you know, trained specifically for Kin and they don’t need to worry about running a small business or getting customers, they’re just there to help. And our customers really like that too. So, you know, from our perspective, we think we deliver a better value proposition on all fronts, including human advice than sort of the old model does, and at a much lower cost.

Michael Kesslering: That makes sense. I mean, just the less transactional by nature. Can you talk a little bit about the technology that you’re utilizing to minimize your insurance claims and overall reduce risk and bring down that loss ratio?

Sean Harper: Absolutely. So, there’s really two big pieces of technology that we have. And the first is, at the center of every insurance company is its core processing system or policy administration system or pads they call it. And for most companies, most insurance companies, this is something that’s, you know, really old, really old software or software that they bought from a vendor they don’t really control. So that’s one thing that we have, we have a very cutting-edge policy admin system, and it allows us to do things in days or weeks that it would take a traditional insurance company years to do. We’ve been doing financial services stuff for a long time. So, building this insurance is something we’re used to doing. The things the policy admin system would do are apply underwriting rules, calculate prices, take in claims, handle accounting and billing, et cetera.

So certainly, day-to-day stuff. And then we’ve also built up this really significant data infrastructure. And so, what we’re doing is we’re actually ingesting, it creates, I mean, gigabytes worth and creating gigabytes worth of structured data about the physical homes, because that’s really the risk that we’re insuring. We’re ensuring the risk that something bad is going to happen, usually, weather related, and all these homes are different. You and I could be next door neighbors and have totally different risk profiles because their homes are built differently and every home is bespoke. So, we’re just pulling in all of this data. We have a model that understands which of these data sources to trust when and where. We have a lot of machine learning. That’s pulling out structured data from unstructured data, like images and documents about the home and text files about the home, et cetera. And that’s a huge part of our secret sauce. It’s just this data infrastructure. It’s pretty hard to build. It’s also something you get better at over time. And it’s very hard to replicate.

Michael Kesslering: Absolutely. And so as well, how does the relationship with your reciprocal carrier work? I thought that was an interesting structure that you’ve set up, set this up as, and whether that’s actually just the norm in insurance or if this is something that’s a completely different structure than more insurers?

Sean Harper: It’s a little bit unusual and it’s very beneficial. So, I’ll start by giving you the background. Reciprocal exchanges have been around forever and it’s about six percent of personal lines insurance in the U.S. is done by reciprocal exchanges. So, some of these are big, like Farmers is the biggest reciprocal exchange. People think of Zurich, the Swiss company, owns Farmers, they actually don’t. The Farmers policy holders do. And Zurich owns the management company that manages Farmers. So, some other big reciprocal exchanges are, there’s one called PURE, USAA is a company most people know. AAA, most of the AAA insurance companies are reciprocal exchanges. So, it’s been around for a long time. And the way it works is, there’s another entity for us. It’s called the Kin Interinsurance Network, which if you’re a word geek, you can notice that’s a recursive acronym - KIN

That is owned by our policy holders. That’s the regulated insurance entity that has the credit rating. It holds capital on its balance sheet to support the risk that it’s underwriting. And then we manage that. So, Kin the tech company that investors are investing in, like Matt for example, that’s actually just the management company. And so, it was really beneficial because for the investors, they’re actually not directly exposed to the weather risk, right? For the most part, people are interested in owning a tech company and that’s what we are. We’re super high-tech and our revenue model looks a lot like a software company because we’re getting a 42% management fee. You get it every single year, it’s super stable. It basically looks like a SAAS business. And then over here we have a reciprocal exchange and that is, you know, sort of piling together all of this risk and insulating the shareholders from the ups and downs.

And then on top of the reciprocal exchange, we buy a lots and lots and lots of reinsurance. And because it’s small, right? And our policy holders don’t want to be exposed to the volatility of a hurricane hitting or something like that. So, we reinsure that with 42 of the best, big name, globally diversified reinsurance companies. And we sort of outsource a lot of the balance sheet of the reciprocal to them by buying all this reinsurance. For the customers it’s really nice because it creates an alignment of interest because we actually never need to think about, oh, should I pay this claim to the customer? Like that’s coming out of my pie. It’s not coming out of my pocket; it’s coming out of their pockets. So, I think it aligns interests in a good way. And if there’s money left over, then it actually goes back to the policy holders, either through lower rates or sometimes through reciprocal exchanges will actually return money back to the customer. So, it’s a little bit complicated, but one thing that I’ve learned, you know, I’ve been doing financial services now for like twenty years is, it’s not just about the tech. It’s not just about the value prop. You also need to have the right financial structure. And this is a really, really good financial structure, just all around.

Julian Klymochko: Right, and talking about another financial structure is your recently announced going public transaction combining with SPAC Omnichannel Acquisition. This values the business at an enterprise value of about one billion dollars. Can you talk to us about what you hope to accomplish from this deal and discuss some of your growth plans?

Sean Harper: Absolutely. We’re very systematic and kind of conservative at Kin. And so, one thing we really were careful to do first of all, is our investors demanded it and also just how we roll is not to try and scale it prematurely.

Julian Klymochko: Right.

Sean Harper: And so, we spent the last five years coming up with a value proposition that works and coming up with a unit economics equation that’s very good. And so now we’re at a point where every dollar you put into Kin is, you know, able to get a high in predictable return. So, what do you do then? Okay, well you try and do that as much as you possibly can, right? And so, for us, we were like, okay, cool. Now we should go public. We should raise a lot more money and we should just pour gas into this engine that’s working incredibly well. And that’s why we wanted it to go public. You know, I think there’s, you know, it’s going to help us grow faster. And you know, there was a lot of different ways you can do it. And the SPAC merger with Matt and his crew got us really excited about it because they can help us in a way that we really actually benefit from. And, you know, we’ve always been these sorts of like conservative by the numbers, keep our heads down guys. We’ve never really focused on building the brand and now that we’re getting bigger and we want to capitalize on this opportunity in the right way and building the right brand is really, really important. And Matt and everyone he has involved, they’re really amazing at that. And it’s already paying off in a bunch of different ways that we can talk about.

Julian Klymochko: Yeah, it’s nice having you both on the show because I can put you on the spot. So, Sean first, why was Omnichannel the ideal SPAC partner and how did this deal come together?

Sean Harper: So, it was just because of that. I mean, we talked to a bunch of different SPACs and we also considered doing it the other way, with other SPAC.

Julian Klymochko: Right.

Sean Harper: And you know, Matt’s passion and sort of like, you know, we have a very similar way of thinking about things. And so, it was sort of obvious and intuitive to me that this was a good partnership. And then you got into sort of the details of it. It’s like Florida is the biggest insurance market in the U.S. for homeowner’s insurance. And Matt has amazing connectivity in Florida that he’ll talk about in a minute. We needed help building a brand and really juicing up the marketing. Matt literally teaches the course on that at Harvard. And so, it just all came together and you know, a customer acquisition, we talked about this earlier, customer acquisitions are really, really big important part of insurance. And so, it’s essential that we be good at that, especially as a direct-to-consumer business.

Julian Klymochko: Right, and Matt, from your perspective earlier in the show, you mentioned a few key sorts of quantitative and qualitative metrics that attracted you to Kin being the very high LTV to CAC ratio, total addressable market, very strong and experienced management team. Were there any other things that stood out specifically in Kin that made them the ideal merger partner for Omnichannel?

Matt Higgins: Yeah, I think big picture looking at e-commerce. E-commerce companies tend to go through the same general cycle as e-comm penetrates a new industry and Insuretech is no different. So, what is that cycle? You know, phase one there’s excitement that there’s a new way of doing business and the focus from investors, whether its VC, public markets is on growth, growth, growth at all costs, right? That’s phase one. And then second phase is understanding that actually acquisition costs really matter and unit economics really matter. And there begins to become a period of disillusionment and then separation, and then the winners begin to emerge. I think we’re going through something similar in insurance [Inaudible 00:24:23], and it’s an actually will accelerate with a wave of excitement that here’s this massive industry that’s ready to be disrupted. One of the late ones to embrace technology. And then, so the focus is on growth and valuing things based on growth.

And then the realization that because it’s called Insuretech doesn’t mean it defies the laws of the universe around e-commerce, which is acquisition is really important. And in particular, what is, you know, gross profit unit economics in another context and CBG in the case of Insuretech is loss ratio, right? And so, what I found exciting about Kin to get to the point is Sean and his team have kept their head down and built the steak without the sizzle. It’s really hard to launch an insurance company. You have to be a certain kind of person to want to do it. It’s not like going on Amazon and trying to sell an allbirds knockoff, you know, it takes a lot of curations, a lot of expertise. And so, the fact that many people hadn’t heard of Kin before to me was sort of an asset because it told me how Sean had used this time. And then when I looked at the unit economics like, wait, let me get this straight. You’re operating in the most challenging environments, which will soon be planet earth, right? Because in ten years, there will nowhere to run from climate change. You’re navigating within that environment. You’ve made a substantive choice, which is counterintuitive, which is to go right into the eye of the storm per se, and figure out how to master that ability. So, your future proofs, you know, not proof obviously, but you’re ready to adapt. You’ve got the CAC to LTV ratio down, which tells me you’re running this performance marketing engine. So, you don’t have the brand halo. Well, we know how to do that. We were built to do that. And frankly, I’d much rather start with the substance, the infrastructure, the conversion. So, here’s the vision and the opportunity we saw. Sean let’s partner up.

I’ll bring in our team. We’ll make a special focus on Florida. Florida is a fourteen-billion-dollar home insurance TAM, somewhere between ten and fourteen, massive unto itself. And my partner, Stephen Ross, owner of the Dolphins, I’m vice chair of the team. We have very deep tentacles. Let’s obviously go deeper into Florida. Let’s build a brand. Let’s do some things that might, you know, come right up against her comfort level. And it turns out that’s not actually true. Sean is really very creative and dynamic. For somebody who’s got an MBA and a degree in computer science. I’m always amazed, but he had some really great ideas. All we did was bring them to life through a campaign that we’re running right now called Florida Man. For everybody wants to see what the vision of the SPAC is. Go on to YouTube type in Florida Man Kin, and watch that seven-minute video and you’ll see what we’re talking about.

Just to wrap it all up is, Insuretech is going to be evaluated like every other industry and unit economics matter. Kin has the best, and it was just one area where I felt like they could use my help and we work on it day and night. If you look at that Florida Man, it’s easy to realize how long that took to produce. We’ve been working on this for a couple of months together with the faith that this agreement will get done. The combination will get signed. So, there’s a degree of faith implicit in our relationship. And I hope when all is said and done people will realize the SPAC when structured correctly, it can be dramatically value added more so than a typical underwriting process. Because as long as you have a team of experts and operators look what we can create together.

Julian Klymochko: And Matt, as a veteran of the Shark Tank TV show, I was going to ask you to kind of make the pitch to the sharks about Kin, but you basically just did that. So, thanks for driving home the point on why investors should consider this stuff,

Matt Higgins: There’s no, Kevin O’Leary right next to me. I would have move on that deal. I wouldn’t beat out everybody else.

Julian Klymochko: That’s good, you should be competitive.

Matt Higgins: By the way, I believe this too, the best decisions are relative decisions. So, when you’re evaluating a SPAC, it’s very clear to evaluate the management team, to see if they have differentiated deal flow. Because if you are only presented with a bank brings you, that’s a whole different fact pattern. So, in the shark tank context, one of the things you’re always doing is making the case. What are you bringing in order to win that deal? I think that’s important in the SPAC context to understand what the management team’s experiences within that sector, because that’s, what’s going to determine one proprietary or unique deal flow to capacity to diligence.

Julian Klymochko: Yeah, that’s great. And so, you mentioned a number of hallmark items that investors should take a look at, whether it be the McKinsey study, the video on YouTube, this company Kin, the SPAC Omnichannel OCA. Once the deal closes trading under a symbol, KI. Expected to close in Q-4. So, I’d like to thank you guys for joining us on this show today. Wish you the best of luck and we’re going to see how this plays out. It looks like you have a ton of growth ahead of you. So, it’ll be really exciting to watch.

Sean Harper: Thank you.

Matt Higgins: Thanks for having us.

Julian Klymochko: All right. Thanks guys. Cheers. Bye everybody.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a prospectus of Omnichannel. The proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, New Jersey 07901.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including insurance premium run-rate and enterprise software revenue. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Omnichannel, Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Omnichannel’s and Kin’s control. While such information and projections are necessarily speculative, Omnichannel and Kin believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Omnichannel or Kin, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel and their ownership of Omnichannel’s securities in Omnichannel’s Annual Report on Form 10-K, which was filed with the SEC on March 31, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F Kennedy Pkwy Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.